February 7, 2025

Ian Shan
Chief Financial Officer
JD.com, Inc.
20th Floor, Building A , No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People   s Republic of China

       Re: JD.com, Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           Response dated September 26, 2024
           File No. 001-36450
Dear Ian Shan:

        We have reviewed your September 26, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 12, 2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023
General

1. We note your response to prior comment 4 and reissue in part. The Sample Letters to
       China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. The
       Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please revise further your disclosure in the Summary of
       Risk Factors, Item 3, Key Information, and Risk Factors sections to directly address these risks.
 February 7, 2025
Page 2

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Shu Du